November 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	The GrowHub Limited (the “Company”)
Registration Statement on Form F-1; File No. 333-299971

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-1 (File No. 333-299971) filed by THE GROWHUB LIMITED on November 10, 2026:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Liang Shih of The Crone Law Group, P.C. at (216) 387-0823 or by email at lshih@cronelawgroup.com.

Sincerely yours,

THE GROWHUB LIMITED

/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer

cc:	Liang Shih, Esq.
The Crone Law Group, P.C.